Exhibit 99.1
Media Relations Contact:
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts:
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML publishes 2009 annual report
VELDHOVEN, the Netherlands, January 29, 2010 — ASML Holding NV (ASML) has filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 with the U.S. Securities and Exchange Commission (SEC).
• ASML’s Form 20-F 2009 is available online at www.sec.gov and at www.asml.com/annualreport2009
• ASML’s Statutory Annual Report 2009 will be available online at www.asml.com on February 19, 2009.
• ASML’s Sustainability Report 2009 will be available in mid-March 2010.
• ASML will hold its Annual General Meeting of Shareholders (AGM) on March 24, 2010 and the AGM agenda with all related documents will be available online at www.asml.com/agm2010 on February 22, 2010.
ASML will only publish its annual reports on www.asml.com where our financial statements can also be downloaded in the Excel spreadsheet format. An interactive XBRL version will become available on our website at a later date. No printed copies of our annual reports will be produced by ASML.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,500 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com